Exhibit 1.01(b)
RAYTHEON COMPANY

CONFLICT MINERALS REPORT
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2019

This Conflict Minerals Report (“CMR”) has been prepared by Raytheon Company to comply with U.S. Securities and Exchange Commission (“SEC”) rules implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The terms “we,” “us,” “our,” “Raytheon” and the “Company” mean Raytheon Company and its subsidiaries, unless the context indicates otherwise.

On April 3, 2020, Raytheon became a wholly owned subsidiary of Raytheon Technologies Corporation, as a result of a merger transaction (the “Merger”). The Merger was effected pursuant to an Agreement and Plan of Merger, dated as of June 9, 2019, as amended on March 9, 2020, by and among United Technologies Corporation (“UTC”), Raytheon and a wholly owned subsidiary of UTC. Upon the effectiveness of the Merger, UTC was renamed Raytheon Technologies Corporation.

As a result, this CMR relates solely to the operations of Raytheon for the reporting period from January 1 to December 31, 2019 (the “2019 Reporting Period”) and does not contain any information with respect to the operations of UTC for the 2019 Reporting Period.

Overview

Raytheon is a technology and innovation leader specializing in defense and other government markets throughout the world. We develop technologically advanced and integrated products, services and solutions in our core markets: sensing; effects; command, control, communications, computers, cyber and intelligence (C5I™); mission support; and cybersecurity. We serve both domestic and international customers, primarily as a prime contractor or subcontractor on a broad portfolio of defense and related programs for government customers. Additional information about Raytheon, our products and our subsidiaries may be obtained by accessing our corporate website, www.rtx.com. As a leader in our industry, Raytheon remains firmly committed to ethical business conduct and the responsible sourcing of minerals throughout our global supply chain.

Raytheon’s products are typically complex, requiring many suppliers to support their development and manufacturing. Our supply chain is correspondingly geographically diverse, complex and multi-tiered. To identify the risk that tin, tantalum, tungsten or gold (collectively known as “3TG”) in our products may directly or indirectly benefit armed groups operating in the Democratic Republic of the Congo and its immediate adjoining countries (collectively known as the “Covered Countries”), we evaluated our hardware products. The majority of our products contain 3TG, 3TG is essential to the functionality of those products, and it is not from recycle or scrap sources. As a result, Raytheon conducted a Reasonable Country of Origin Inquiry (“RCOI”) in 2019 with our suppliers to identify the risk associated with 3TG in our products.

In this reporting year, Raytheon continued to rely on certain “targeted” suppliers to provide information on the sources of 3TG in the products they sell to us. The targeted suppliers represent over ninety (90) percent of spend on 3TG-containing products. In order to obtain 3TG information and conduct our RCOI, we requested completion of the Conflict Materials Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”; http://www.responsiblemineralsinitiative.org) from first-tier suppliers. The CMRT asks the supplier to provide information about the 3TG smelters or refiners (“SORs”) in their supply chain, along with other questions related to their efforts to identify and address risk in their own 3TG supply chains. The resulting responses from the suppliers were compiled in a data management system, providing the capability to track responses and identify risk. To ensure a high percentage of supplier responses, we followed up multiple times with non-responsive suppliers and those that did not initially provide sufficient information.

At the conclusion of the RCOI effort, Raytheon analyzed each supplier response to determine whether the supplier indicated that 3TG in their products originated in the Covered Countries. If the 3TG identified in the supplier’s response was sourced from the Covered Countries, and was not from recycle or scrap sources, our process required us to conduct due diligence to assess the identified risk, and subsequently take appropriate actions to mitigate it, when needed. The due diligence measures performed on those suppliers are described below.

Summary of the 2019 RCOI Process and Results
•Raytheon requested information from suppliers representing over ninety (90) percent of supplier spend for 3TG-containing products, representing five-hundred-seventy-three (573) separate suppliers.
•Five-hundred-one (501) survey responses were received for a response rate of eighty-seven (87) percent.

•Fifty-three (53) responses indicated that 3TG was being sourced from the Covered Countries, and was not from recycle or scrap sources, thus representing risk in our supply chain.
•Seventy-two (72) suppliers either did not respond, or provided incomplete information (that did not allow us to identify risk), despite several requests for information. This represented a decrease from ninety-seven (97) suppliers in our 2018 annual reporting.
As a result of these efforts, we determined that 3TG in our products may have been sourced in part from the Covered Countries and was not from recycle or scrap sources, thus requiring that we conduct due diligence on the suppliers where we identified risk. However, we were not able to tie 3TG supplier content sourced from the Covered Countries to specific products supplied to us.

Raytheon Products Containing 3TG
Raytheon products that contain 3TG are listed with their descriptions in Table 1, below. The listed products include systems and system components, including components needed for operation, maintenance, and/or repair or provided for the upgrade of existing products. Also, the listed products are not exclusive to each other; some products may contain several product categories in a single, integrated Raytheon-produced product.
Table 1: Raytheon Manufactured Products and Product Descriptions

Product	Description
Air and Missile Defense	Interceptors, radars and space sensors that provide protection against ballistic missiles, cruise missiles, aircraft and other threats
Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance	Products that are used to provide increased situational awareness and control capabilities through the collection, analysis and distribution of information in real time for a variety of missions and applications ranging from force command and air traffic management to border and maritime protection
Cyber	Products used to defend networks and build cyber resiliency into software, hardware and architecture including cross domain information sharing, counterintelligence solutions, network monitoring and traffic analysis, and encryption hardware
Electronic Warfare (EW)	Products that use the electromagnetic (EM) spectrum or directed energy to control, attack, or impede the enemy or ensure friendly access to the EM spectrum, including radar warning receivers, airborne decoys, electronic attack, tactical signal intelligence, EW battle management, and jammers
Sensors and Imaging	Products intended to detect the presence, direction, distance and speed of objects such as aircraft situational awareness radars, fire control radars, and space sensors, not included in the Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance or Air and Missile Defense categories
Precision Weapons	Guided missiles, torpedoes, bombs and munitions, as well as ordnance and weapons delivery equipment including navigation and target seeking technologies
Training	Products for training and mission support, including test equipment, training equipment, simulation and security systems
Classified	Products whose make-up and/or details are deemed sensitive information based on national or regional security interests
Description of Due Diligence Measures Performed

Raytheon has designed its 3TG supply chain due diligence measures to conform to the framework developed by The Organization for Economic Co-operation and Development (“OECD”) document Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016) and the related individual supplements for gold, and for tin, tantalum and tungsten.

In accordance with the five-step process in the OECD Guidance, Raytheon conducted the following due diligence and other activities in 2019:

Step 1. Maintained a Strong Conflict Minerals Management System

Raytheon Conflict Minerals Policy Statement
The Raytheon Conflict Minerals Policy Statement remains in place and is available at:
https://www.raytheon.com/suppliers/safeguarding/protecting-people

Internal Management and Control
Raytheon continued to employ a dedicated and cross-functional team to implement our policy statement and manage the efforts of the Raytheon Conflict Minerals Program. The activities of the team are led by the Raytheon Corporate Supply Chain organization, with oversight by a Conflict Minerals Executive Team, providing program coordination and direction. The Team includes senior leaders from Supply Chain, Engineering, Finance, Contracts, and Legal. Internal reviews were conducted to monitor progress in meeting program goals and implementing the Raytheon policy statement.

Industry Engagement
Raytheon continued to actively support several industry groups that are working to improve development of conflict-free 3TG supply chains. These industry groups include the RMI and the Conflict Minerals Working Group (CMWG) of the Aerospace Industries Association (AIA) (http://www.aia-aerospace.org). Raytheon was a participating member throughout 2019 of both the RMI and the AIA CMWG. The RMI conducts voluntary third-party audits of SORs to promote responsible sourcing practices, through the use of the “Responsible Minerals Assurance Process” (“RMAP”) and publishes a list of SORs that are “RMAP Conformant” (i.e., those successfully participating in the RMAP), as well as those actively seeking conformance (“Active”). The AIA CMWG, through the RMI, has engaged known SORs that are not participating in the RMAP to encourage them to source responsibly, and to encourage them to participate in the RMAP or an equivalent mineral due diligence certification program. Raytheon also continued to actively support the conflict minerals activities of the electronics industry IPC trade organization (http://www.ipc.org), which maintains two different committees focused on conflict minerals due diligence and supply chain data exchange.

Supplier Engagement
Raytheon engaged with our suppliers through our RCOI and due diligence activities; the continued use of conflict mineral terms and conditions on purchase orders; and through information provided to suppliers on conflict minerals regulatory compliance requirements. Communications occurred through: (a) messages to suppliers; (b) our “Our Supplier Community” website (https://www.raytheon.com/suppliers/safeguarding/protecting-people), where suppliers can access information, resources and guidance related to conflict minerals; and (c) through our supplier portal, Exostar.

Reporting Process
Raytheon’s ethics reporting process is in place to address concerns related to conflict minerals, with the following central reporting options: through a toll-free helpline (1-800-423-0210), or by submission using the Raytheon Ethics Checkline (https://raytheonethicscheckline.webline.saiglobal.com/; which includes an on-line web form for reporting) or by email (comments-ethics@raytheon.com). Interested parties may also contact Raytheon with conflict minerals concerns via email to conflict_minerals@raytheon.com.

Step 2. Identified and Assessed Risks in Our Supply Chain
Suppliers who indicated that 3TG in their products originated in the Covered Countries represent risk in our supply chain, as revenues from 3TG mining and trade in that region could be supporting local armed groups. If a supplier indicated 3TG in their products was, or may have been sourced from the Covered Countries, Raytheon conducted further inquiries with that supplier as to whether (a) it could determine whether the SORs in its supply chain demonstrated responsible sourcing practices, and (b) it could tie 3TG from the Covered Countries to products directly supplied to Raytheon. During our RCOI we found fifty-three (53) suppliers that indicated they were sourcing 3TG originating in the Covered Countries, and thus became our focus for subsequent due diligence activities.
Major findings from our due diligence activities include:
•Fifty (50) of the fifty-three (53) responding suppliers (approximately ninety-four (94) percent) indicated they were sourcing 3TG from the Covered Countries, but also indicated they were sourcing exclusively from SORs that were RMAP Conformant, and thus were obtaining 3TG from sources demonstrated to not support the armed groups.

•The remaining three (3) suppliers indicated they were, or may be sourcing from the Covered Countries, using SORs identified as not RMAP Conformant. Further investigation identified that those suppliers were sourcing tin from the same smelter, the smelter maintains a 3TG sourcing due diligence policy, and is committed to responsible sourcing in its 3TG procurement practices. As a result, it was concluded that the smelter represented only very limited risk in the Raytheon supply chain and did not warrant additional risk management activity at this time.

Step 3. Implemented Our Strategy to Respond to Identified Risks
Our Risk Management Plan includes provisions for addressing risk in our supply chain, ranging from supplier communication and education that strongly emphasizes the importance of responsible sourcing, as well as reminders about the conflict minerals clause in Raytheon’s terms and conditions. The risk management measures employed are determined by analysis and review, considering the nature and extent of the risk, and identified supplier efforts to manage such risk. Our risk management process also requires providing timely information to our Executive Team and affected stakeholders for their oversight and participation in managing risk. In addition, as part of our risk management activities, we do not support restricting sourcing 3TG minerals from the Covered Countries, as we recognize that many legitimate and law-abiding parties depend on the revenues obtained from the trade of 3TG minerals. Accordingly, we support industry initiatives that promote the responsible sourcing of 3TG from the Covered Countries.

Step 4. Worked with Industry Groups to Strengthen Smelter/Refiner’s Due Diligence Practices
Raytheon continued to support industry-wide initiatives that provide information from upstream suppliers within our 3TG supply chain. One such industry initiative is through the RMI, which audits SOR due diligence activities and promotes the responsible sourcing of 3TG through the RMAP. Raytheon also actively supported the conflict minerals initiatives of the AIA and IPC.

Step 5. Reported on Supply Chain Due Diligence.
Raytheon submitted its annual Conflict Minerals Report to the SEC, the public and our shareholders, and provided additional information on our conflict minerals efforts internally and externally through various Raytheon websites and communications tools.

Information Related to Conflict Minerals in Raytheon Products

We were not able to establish a direct connection between 3TG from SORs not listed as RMAP conformant or active, and products supplied to us during this reporting year. Therefore, we cannot determine if 3TG from the Covered Countries may be contained in our products.

Conclusion

Raytheon received a high percentage of responses from targeted suppliers identifying the sources of 3TG in their products, indicating strong and increasing levels of responsible sourcing practices in our mineral supply chain. However, gathering comprehensive information on our products during our 2019 due diligence efforts remained challenging. Once again, supplier responses commonly indicated that only limited information is available through their supply chains on sources of 3TG in their products. Further, the majority of our suppliers continued to provide only summary information at the company level, covering numerous products. These factors again sharply limited our ability to determine the specific sources of 3TG in the majority of products specifically supplied to us. Even when receiving such limited information, we attempted to determine if sourcing was conducted responsibly and provided feedback to suppliers where we identified risk.
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